Exhibit 99.1



Raymond James
Growth Airline Conference

Forward Looking Statements

Some of the statements in this document are forward-looking statements that involve a number of risks and uncertainties. Many factors could affect actual results, and variances from current expectations regarding these factors could cause actual results to differ materially from those expressed in these forward-looking statements. Some of the known risks that could significantly impact results include: the company's dependence on its capacity purchase agreement with Continental Airlines; the company's dependence on Continental's financial and operational stability; the company's aircraft and facility leases with Continental; the company's ability to implement its growth and diversification strategies, including the profitable use of the 69 aircraft outside of the Continental capacity purchase agreement; flight disruptions as a result of operational matters; regulatory requirements; and competition and industry conditions. Additional information concerning risk factors that could affect the company's actual results are described in its filings with the Securities and Exchange Commission, including its 2005 annual report on Form 10-K. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. The company undertakes no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EXPRESSJET

2006 in Review: Operations



→ Continued doing business as Continental Express, feeding Continental's hubs in Houston, New York/Newark and Cleveland
  - Completed firm order delivery position by accepting eight aircraft
  - Averaged 1,300 daily departures and carried over 18 million passengers
  - Increased load factor to 78% versus 74.7% in 2005
  - Maintained 99.8% controllable completion factor and a 99.9% maintenance completion factor
  - Finished at or near the top among regionals for DOT reporting, including
    - Carrier-caused delays
    - Arrivals within 14 minutes
    - Mishandled bags
    - Customer complaints



2006 in Review: Financials



✈ Performed well under capacity purchase arrangement with Continental while investing in the future of ExpressJet

✈ Continued strengthening balance sheet to end 2006 with a cash balance of $302.9 million

Non-GAAP Financial Reconciliations

	Twelve Months Ended December 31,		Increase/ (Decrease)
	2006	2005	
Operating Margin Reconciliation:			
Operating margin per the capacity purchase agreement [1]	10.0%	10.0%	—
Adjustments:			
Add: other costs excluded from the capacity purchase agreement [2]	(2.2%)	(0.3%)	(1.9pts)
Add: Incentives (penalties) [3] and other revenues excluded from capacity purchase agreement	0.6%	0.3%	0.3pts
Actual operating margin as reported	8.4%	10.0%	(1.6pts)



4

2006 in Review



✈ **Strategic Initiatives**

- In May 2006, we decided to retain 69 aircraft released from capacity purchase agreement with Continental
- Why?
  - Provided an opportunity for XJT to diversify its revenue sources
  - Releasing aircraft would increase XJT's unit cost turning a competitive advantage into a disadvantage
  - Felt the aircraft's value in the market was being underappreciated

EXPRESSJET

Opportunities



- ✈ Corporate Aviation
- ✈ Major network partnerships
- ✈ Branded flying

Corporate Aviation



✈ Decided to invest in charter opportunities to take advantage of the growing marketplace

✈ Targets
- Parties interested in long-term, customized travel solutions
- Brokers
- Ad hoc

✈ ExpressJet advantages
- Reliability
- Experience with complex operations
- Aircraft's unique mission capability

✈ Exploits growing market opportunities by filling 50-seat niche unsuccessfully developed in marketplace

Major Network Partnerships



✈ **Involved in conversations with all other U.S. networks**

- Most opportunities did not match up with the timing and needs of our current fleet and/or Continental capacity purchase restrictions

✈ **Produced one opportunity to fly 10 EMB-145XR aircraft**

- Expect to finalize the deal in the next 60 days

✈ **Provided an opportunity to show-case XJT's operating capability and economics which may be beneficial in future projects**

EXPRESSJET

Branded Flying



- ✈ Decided to pursue branded flying after studying various 50-seat markets for three plus years
- ✈ Targets
  - Cities not currently connected by non-stop service
  - Convenient airports
  - Markets sized to take advantage of 50-seat aircraft
- ✈ ExpressJet advantages
  - Single fleet type allows for large economies of scale
  - Reliability with high-utilization aircraft
  - Unique mission capability of the fleet
  - Strategic efforts supported by a diversified set of cash flows



Branded Flying



✈ **Key Success Factors**

- Pursue a market-driven business plan
- Select focus cities because of aggregate strategy and perceived opportunity
- Differentiate our service
  - Airport travel/convenience
  - Non-stop service
  - Inflight product
- Provide critical mass to diffuse airport-related expenses without saturating the markets with capacity

Branded Flying





Branded Flying


CEC
BOI
SMF
OMA
MRY
COS
MCI
SDF
FAT
RDU
TUL
ONT
BFL
ABQ
OKC
SAN
BHM
TUS
ELP
JAX
AUS
MSY
SAT
CRP

Fleet Mix and Transition



Platform	Aircraft Allocation
Continental Express	205
Branded Flying	44
Corporate Aviation	15
Major Network Partnership	10
Total	**274**

✈ Expected capital expenditures in 2007 are $45MM

✈ Expected aircraft downtime is 30 days

✈ Estimated overhead costs during aircraft transition approximately $20MM

✈ Bidding on ad hoc work for aircraft during transition to minimize the effect of the overhead costs

EXPRESSJET